[EquiTrust Life letterhead]



March 16, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Withdrawal of Erroneous Filing of a
	Registration Statement on Form S-6 for
	EquiTrust Life Insurance Company
	File No. 333-31438

Commissioners:

On March 1, 2000, EquiTrust Life Variable Account (CIK #1054819) intended to file a Form S-6 Registration Statement with the Securities and Exchange Commission. Unfortunately, the filing was made using the CIK number of EquiTrust Life Insurance
Company, CIK #1054501.

The staff of the Securities and Exchange Commission has advised us to make a corrected filing for EquiTrust Life Variable Account using the accurate CIK number, and to withdraw the erroneous filing on behalf of EquiTrust Life Insurance Company. Therefore, on March 2, 2000, EquiTrust Life Variable Account made a filing on Form S-6 using the correct CIK number, which was then assigned File #333-31482.

EquiTrust Life Insurance Company did not intend to make any filing and hereby submits this letter requesting that the Securities and Exchange Commission withdraw the erroneous March 1 filing and cancel File #333-31438.

Thank you for your help in this matter.

Sincerely,

/s/ Kristi Rojohn

Kristi Rojohn

cc:	Lloyd F. Bernard, Esq.